HOLDING

07028531

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 4 2007
WASH, D.C.
185

Date 30 November 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

Kay Amelungse

Enclosures

09 November 2007	Press release: Hypo Real Estate Capital Corporation closes $393 million construction loan for mixed-use property in Atlanta, Georgia

dlw 12/10

21 November 2007	Press release: Hypo Real Estate Bank International AG: Successful completion of €45 million financing for Ablon Group
22 November 2007	Press release: Hypo Real Estate Foundation: Architekturgalerie am Weißenhof e.V. receives Foundation Prize of EUR 10,000

Press release

Hypo Real Estate Capital Corporation closes $393 million construction loan for mixed-use property in Atlanta, Georgia

Daniel Corporation, Selig Enterprises, Inc. and MetLife acted as deal sponsors

Munich, New York, 9 November, 2007: Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a $393 million construction loan for the second phase of "12th & Midtown," a luxury two tower mixed-use property located in Atlanta, Georgia. The transaction closed on September 25, 2007.

The sponsors of this deal are Daniel Corporation, Selig Enterprises, Inc. and MetLife. This is the first time Hypo Real Estate Capital Corporation has worked with these sponsors.

The second phase of "12th & Midtown," a luxury mixed-use property located at 1075 Peachtree Street, has already commenced construction. The property will consist of a 725,000-square-foot Class A office tower, more than 60,000 square feet of flagship retail space, the new 414-room Loews Atlanta Hotel and 60 luxury residences.

The completed "12th & Midtown" development will span approximately four city blocks in Atlanta's rapidly developing Midtown district, next to some of the most well known corporations, hotels and retail operations in the city. The surrounding area has many current and future development projects that include Piedmont Park, the Atlanta Symphony Orchestra, Atlantic Station, the proposed Mandarin Oriental Hotel, and Trump Towers Atlanta.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

"We are very pleased to have been selected by this prestigious group of sponsors to finance this important addition to the redevelopment of Midtown Atlanta," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation**. "HRECC's knowledge of the marketplace and ability to deliver financial solutions that meet the unique needs of each client continues to drive demand from a growing number of financially strong and successful sponsors. We welcomed the chance to work with MetLife, Daniel Corporation and Selig Enterprises, and hope to work with them again in the future."

David McNeill, Director at Hypo Real Estate Capital Corporation said, "The 14 block stretch known as Midtown Mile in Atlanta is an up and coming area with a strong demand for more retail, office and residential space. 12th & Midtown will satisfy these demands while further improving the ongoing upscale renovations that are expected to make this area similar to that of New York's Madison Avenue or Chicago's Magnificent Mile. We are proud to have been selected to take part in reshaping this urban retail district."

Notes to editors:

About the client

MetLife
MetLife is a subsidiary of MetLife, Inc. (NYSE: MET), a leading provider of insurance and financial services with operations throughout the United States and the Latin America, Europe and Asia Pacific regions. MetLife, through its Real Estate Investments department, oversees one of the largest real estate investment portfolios in the nation. MetLife has an approximately $40 billion real estate investment portfolio, which is well-diversified and consists primarily of real estate equities, commercial mortgages and agricultural mortgages. MetLife is a global leader in real estate investment and real estate asset management services, with a vast network of regional offices that

keep in close contact with the major real estate markets. MetLife's real estate investment focus includes office, multi-family, industrial and retail properties.

Daniel Corporation
Founded in 1964, Daniel Corporation is an innovative, full-service real estate organization engaged in the development, acquisition, and management of commercial office, multi-family, residential, urban mixed-use, and senior living properties. These activities have resulted in a substantial and diverse portfolio. Headquartered in Birmingham, AL., with regional offices in Atlanta, GA and Jacksonville, FL, Daniel Corp. currently focuses on markets in the Southeast and Mid-Atlantic states. Daniel Corp.'s broad range of real estate expertise and fiduciary tradition enables the company to respond with the flexibility and timeliness demanded by the real estate industry.

Selig Enterprises, Inc.
For nearly a century, Selig Enterprises has maintained a commitment to excellence, dedicated to meeting the needs of its tenants as well as the community. Founded in 1918 by Ben J. Massell, Selig Enterprises' portfolio includes shopping centers, industrial complexes and office developments throughout the Southeast. The company provides leasing, development, acquisition, space design, construction, legal, property management, parking operation (owns AAA Parking), brokerage and accounting services for more than 250 properties in 37 cities across 5 states. Under the direction of S. Stephen Selig III, Selig Enterprises is one of the largest privately held real estate companies in the Southeast.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Press contact:
Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International AG: Successful completion of €45 million financing for Ablon Group

Munich/London 21 November 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a €45 million multi-country refinancing facility to the Ablon Group. The transaction completed on **13 November 2007.**

The facility has been granted to refinance a portfolio of two office buildings located in Budapest, Hungary, and one office building in Prague, Czech Republic. All three office buildings are predominantly leased to international tenants.

Ablon Group is a leading real estate developer and investor in Central and Eastern Europe. Founded in 1993 in Budapest (Hungary), Ablon Group has developed and invested in office, retail, logistics, hotel and residential properties across CEE, predominantly in Budapest, Prague and Bucharest. Ablon's shares are traded on the AIM market of the London Stock Exchange.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "We are delighted to sign our first multi-jurisdiction facility with a developer and investor as experienced as Ablon Group. We look forward to be working with them in the future to support their activities across the Central European markets."

Commenting, Daniel Avidan, CFO – Ablon Group, said: "We are delighted at having secured this finance agreement with Hypo Real Estate Bank International. The refinancing facility reinforces the quality of Ablon Group's property portfolio in the Central European market and provides us with further resources to accelerate our development across the region".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Foundation: Architekturgalerie am Weißenhof e.V. receives Foundation Prize of EUR 10,000

Stuttgart/Munich, 22 November 2007: This year's Foundation Prize of the Foundation for Arts and Science of Hypo Real Estate Bank International AG has been awarded to Architekturgalerie am Weißenhof e.V. The prize is endowed with EUR 10,000, and is awarded once a year. The foundation promotes – focussing on Baden-Württemberg - intellectual and artistic work primarily in the fields of literature, painting, sculpture, music, the theatre, architecture/design, regional and cultural studies and customs and traditions.

This year's prize winner, Architekturgalerie am Weißenhof e.V., has set itself the task of processing and presenting the development of contemporary architecture and municipal planning between technology, the visual arts and society in exhibitions, lectures and symposia. On the occasion of the award ceremony at an event held in the Gustav-Siegle-Haus in Stuttgart, **Dr. Max Gögler, Chairman of the Board of the Foundation,** praised the work of the gallery: "With more than 140 exhibitions, this institution, which comprises a small group of committed curators on a voluntary basis, has devoted itself to current trends in building culture as well as issues of more recent architecture history, and has brought them closer to specialists and the interested public in an aesthetic presentation and with critical reflection."

Architekturgalerie am Weißenhof e. V. was founded in 1982 by Stuttgart-based architects and the BDA Baden-Württemberg and, in the year of its 25th anniversary, is thus one of the oldest architecture galleries in Europe. Thanks to the funding provided by the members of the association, the BDA Baden-Württemberg, the Chamber of Architects in Baden-Württemberg as well as the City of Stuttgart, the Architekturgalerie is able to hold ambitious projects at a unique location in the Peter Behrens-Haus in the Weißenhof-Siedlung. It devotes itself particularly to the following: International trends, the architecture of the region, the subsequent architectonic effects of the "Werkbundsiedlung

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

am Weißenhof" as well as the dialog with neighbouring disciplines such as engineering construction, landscape architecture or the visual arts. Particular attention is also devoted to encouraging young talent. Since 1999, the Weißenhof Architecture Advancement Award has been offered every two years and awarded by an international jury. With the "open gallery" series, school classes have recently also been able to conceive and carry out an exhibition. The field of activities is extended by cooperations with high schools such as the Staatliche Akademie der bildenden Künste Stuttgart and the ETH Zürich or with cultural institutions such as the Akademie Schloss Solitude.

Today, on the day of the award ceremony, the gallery (Am Weißenhof 30, 70191 Stuttgart) is open between 14:00 hours and 19:00 hours with a current exhibition concerning the conversion of a Berlin Bunker into an art gallery. Further information under: www.weissenhofgalerie.de.

Concerning the Foundation for Arts and Science

The **Foundation for Arts and Science of Hypo Real Estate Bank International AG** was established in 1968 on the occasion of the 100 years existence of Württembergische Hypothekenbank AG – today Hypo Real Estate Bank International AG. Its task is to encourage intellectual and artistic work, particularly in literature, painting, sculpture, music, the theatre and customs and traditions. The foundation exclusively and directly pursues charitable purposes. It is thus part of the social commitment of the Hypo Real Estate Group. In addition to the Foundations for Arts and Science, the **Hypo Real Estate Foundation,** Munich, which operates throughout the country, also supports concerts, exhibitions and competitions. Every two years, this foundation awards a well-regarded architecture prize for exemplary commercial buildings. Last year, the prize was awarded for the eighth time, and has now been extended to include a prize for young talent.

Press contact:
Hypo Real Estate Group
Doris Linder
Telephone: +49 (0)89 203007 774
Telefax: +49 (0)89 203007 772
Email:doris.linder@hyporealestate.com

END